Provident Bancorp, Inc.
                                                             File No. 333-108797

FOR IMMEDIATE RELEASE
Contact:
     Paul A. Maisch            Steven G. Dormer          Roberta Lenett
     Provident Bancorp, Inc.   Provident Bancorp, Inc.   Provident Bancorp, Inc.
     (845) 369-8040            (845) 369-8040            (845) 369-8082


                        PROVIDENT BANCORP, INC. ANNOUNCES
                              INCREASE IN APPRAISAL

Montebello,  New  York -  (November  10,  2003)  Provident  Bancorp,  Inc.  (the
"Company"), the proposed Delaware stock holding company of Provident Bank, located in Montebello, New York, announced today that it has filed amended registration statements with the Securities and Exchange Commission (the "SEC") in connection with (i) the proposed mutual-to-stock conversion of Provident Bancorp, MHC and (ii) the proposed acquisition of E.N.B. Holding Company, Inc. and its subsidiary bank, Ellenville National Bank, both located in Ellenville, New York. The amendments reflect an increased appraisal of the Company in connection with the proposed mutual-to-stock conversion of Provident Bancorp, MHC.

Under the updated appraisal, the total pro forma valuation of the Company would be between approximately $267.3 million and $347.3 million (subject to a 15% increase to 396.2), with a midpoint of $307.3 million. This is an increase of approximately 10% from the initial appraisal. As a result, the Company will offer for sale between 12,580,000 and 17,020,000 shares of common stock (subject to a 15% increase to 19,573,000 shares) at a purchase price of $10.00 per share. In addition, as a result of the new appraisal, shares of common stock held by the public stockholders of Provident Bancorp, Inc. (Nasdaq: PBCP) will be exchanged for shares of the Company at an exchange ratio estimated to be between
2.8487 and 3.8542 (subject to a 15% increase to 4.4323), with a midpoint exchange ratio estimated to be 3.3514.

The offering is expected to commence in late November 2003 and will be managed by Ryan Beck & Co., Inc. on a best efforts basis.

Provident Bancorp, Inc. is the parent of Provident Bank, a full-service, community-bank that provides financial services to individuals, families and businesses through 18 branch offices and 25 ATMs throughout Rockland and Orange Counties, New York. Provident Municipal Bank, a commercial bank subsidiary of Provident Bank, provides banking services to towns and government agencies in its market area. At September 30, 2003, Provident Bancorp, Inc. had consolidated assets of $1.2 billion, deposits of $869.6 million and stockholders' equity of $117.9 million.

Registration statements relating to the common stock of Provident Bancorp, Inc. have been filed with the Securities and Exchange Commission, but have not yet become effective. This release is neither an offer to sell nor a solicitation of an offer to buy common stock. The offer is made only by the Prospectus. The shares of common stock are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Investors are able to obtain the registration statements free of charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by
Provident Bancorp, Inc. will be available free of charge from the Investor Relations Department at Provident Bancorp, Inc., 400 Rella Boulevard, Montebello, New York 10901. Investors are urged to read these documents because they contain important information.

Provident Bancorp, Inc. and its directors and executive officers may be deemed to be "participants" in Provident Bancorp, Inc.'s solicitation of proxies in connection with the proposed acquisition. Information regarding the participants, including their holdings of Provident Bancorp, Inc.'s stock, is contained in the Company's registration statements filed with the SEC on November 10, 2003.

This news release contains certain forward-looking statements about the proposed conversion.

Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimate" and "intend" or future or conditional verbs such as "will," "would," "should," "could" or "may." Certain factors that could cause actual results to differ materially from expected results include changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which Provident Bancorp, Inc. is engaged and changes in the securities markets.